UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 3, 2023

AERWINS Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40734	86-2049355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Shiba Koen Annex 6 f, 1-8, Shiba Koen 3-chome, Minato-ku, Tokyo, Japan 105-0011

(Address of principal executive offices)

+813-6409-6761

(Registrant’s telephone number, including area code)

PONO CAPITAL CORP

643 Ilalo Street, Honolulu,

Hawaii 96813

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions.

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Common Stock, $0.000001 par value per share	AWIN	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AWINW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On February 3, 2023, AERWINS Technologies Inc., previously named Pono Capital Corp., issued a press release announcing that on February 3, 2023, it closed its previously announced business combination. The Company expects that its common stock and public warrants will begin to trade on The Nasdaq Global Market under the ticker symbols “AWIN” and “AWINW,” respectively, on or about February 6, 2023. Investors holding 11,328,988 shares exercised their redemption rights in connection with the business combination.

The information in this Item 7.01, including Exhibits 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any of the Company’s filings under the Securities Act, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Report in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit Description

99.1	Press Release dated February 3, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AERWINS Technologies Inc.

Dated: February 3, 2023	By:	/s/ Shuhei Komatsu
	Name:	Shuhei Komatsu
	Title:	Chief Executive Officer

Exhibit 99.1

AERWINS Technologies Inc.

and PONO Capital Corp.

Complete Business Combination

Honolulu, Hawaii and Tokyo, Japan – February 3, 2023 – AERWINS Technologies Inc. (“AERWINS” or the “Company”), the developer and manufacturer of air mobility platform, C.O.S.M.O.S. (Centralized Operating System for Managing Open Sky), and the XTURISMO Limited Edition Hoverbike, has announced today that it has closed on the business combination with Pono Capital Corp., a special purpose acquisition company (“Pono Capital”), pursuant to the closing of the merger agreement between the parties. The Company closed the merger agreement with Pono Capital, Pono Merger Sub, Inc., a wholly owned subsidiary of Pono Capital, and AERWINS, Inc, a Japanese company previously named AERWINS Technologies, Inc. At the closing of the merger, Pono Merger Sub, Inc. merged with and into AERWINS, Inc., with AERWINS, Inc. surviving and continuing as a wholly owned subsidiary of the Company, previously named Pono Capital Corp. and now named AERWINS Technologies Inc.

The Company expects that its common stock and public warrants will begin to trade on The Nasdaq Global Market under the ticker symbols “AWIN” and “AWINW,” respectively, on or about February 6, 2023. The merger was approved by the Company’s shareholders on January 27, 2023.

At the closing of the merger, Shuhei Komatsu, the Chief Executive Officer of AERWINS, Inc., assumed the positions of Chief Executive Officer, Chairman and a member of the Board of Directors of the Company, and the following persons were named to the Board of Directors:

Taiji Ito- Director

Marehiko Yamada- Independent Director

Steve Iwamura- Independent Director

Dr. Mike Sayama- Independent Director

Steve Iwamura and Dr. Mike Sayama each also served as independent directors of the Company prior to the closing of the merger.

Additionally, the following individuals were named as officers of the Company:

Kensuke Okabe- Chief Financial Officer

Kazuo Miura-Chief Product Officer

Taiji Ito- Global Markets Executive Officer

“Japan was a manufacturing country for so many years,” said AERWINS chairman and CEO, Shuhei Komatsu. “Precision is rooted and based in Japanese culture. We will continue to pursue the possibility of new mobility with the Japanese culture-centric mindset on our path to becoming a global company. I understand it is a big responsibility to talk about these ideals; I recognize that it is necessary to have the ability to deliver, so I will devote myself to this vision every day.”

“This merger is an example of this opportunity and the culmination of the efforts of many people,” said Pono Capital Chairman and CEO prior to the closing of the merger, Dustin Shindo. “The listing of AERWINS on Nasdaq through a merger with Pono Capital Corp is a major milestone for AERWINS and for successful and promising Japanese based companies. It has been the belief of the Pono Capital team that a US SPAC, together with the right connections in Japan, could bring new opportunities and unlock value.”

We would like to express our sincere gratitude to our customers, business partners, shareholders, and all other stakeholders who have supported us since our founding for their support and encouragement,” said AERWINS subsidiary A.L.I. Technologies CEO, Daisuke Katano. “My dream in life is to create a company that will take the world by storm with the power of technology originating in Japan. With this listing in the U.S., I believe that we have finally reached the starting point of our global expansion. Moving forward, we will do our best to live up to expectations.”

Additional details on the business combination can be found in the original announcement from September 7, 2022, at: https://www.nasdaq.com/press-release/aerwins-technologies-inc.-an-air-mobility-platform-company-announces-signing-of-a

Advisors

EF Hutton, a division of Benchmark Investments, LLC acted as financial advisors to the Company, Nelson Mullins Riley & Scarborough LLP acted as legal advisers to the Company prior to the closing of the merger, and Anthony L.G., PLLC acted as legal advisors to AERWINS, Inc. prior to the closing of the merger, and will act as legal advisers to the Company after the closing of the merger.

About AERWINS Technologies Inc.

Under the mission statement Changing Society from the Top Down, AERWINS Technologies has developed and released an air mobility platform, C.O.S.M.O.S. (Centralized Operating System for Managing Open Sky), and the XTURISMO Limited Edition Hoverbike. AERWINS will continue to innovate, unbound by existing ideas, to develop and deploy systems that are necessary for the realization of an air mobility society. For more information, please visit http://aerwins.us/.

About Pono Capital Corp

Pono Capital Corp, prior to the closing of the merger, was special purpose acquisition company whose business purpose was to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Upon the closing of the business combination pursuant to the merger agreement, Pono Capital Corp. became AERWINS Technologies Inc.

Important Notice Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements.” Forward-looking statements are subject to numerous conditions, many of which are beyond AERWINS control. While AERWINS believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to AERWINS on the date of this release. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties. Actual results could be materially different. AERWINS undertakes no obligation to update these statements whether as a result of new information, future events or otherwise, after the date of this release, except as required by law.

Contacts

PR Inquiries

Mayuko Okamoto

Okamoto Public Relations

info@aerwins.us

Investor Contact:

John Yi or Thomas Thayer

Gateway Investor Relations

949-574-3860

AERWINS@gatewayir.com